SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO ' 240.13d-2(a)

(Amendment No. __)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

50047H201

(CUSIP Number)

James R. Jundt
33717 North Scottsdale Road, Suite 120
Scottsdale, AZ   85266

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	Page 2 of 5

1.	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	(ENTITIES ONLY).

	James R. Jundt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

	(a) ☐
	(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
	PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e)
	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
	7.	SOLE VOTING POWER
NUMBER OF
		758,611
SHARES	8.	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		758,611

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	758,611 (see explanation in Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.25%
14.	TYPE OF REPORTING PERSON (See Instructions)

	IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Kona Grill, Inc., a Delaware corporation (the "Company" or the “Issuer”). The address of the Company’s principal executive offices is 7150 East Camelback Road, Suite 220, Scottsdale, AZ   85251.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by James R. Jundt.

(b) The principal residence or office of Mr. Jundt is 33717 North Scottsdale Road, Suite 120, Scottsdale, AZ   85266.

(c) Mr. Jundt is a private investor.  Mr. Jundt is also the father of Marcus Jundt, who was the CEO of the Issuer until May 15, 2009.

(d) - (e) During the last five years, Mr. Jundt has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases were made using personal funds of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, with the recent changes to management, Mr. Jundt, as an investor, intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and management strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in Item 4.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) Mr. Jundt may be deemed to beneficially own 758,611 shares, representing approximately 8.25% of the outstanding and convertible shares of Common Stock of the Issuer.  The calculation of the foregoing percentage is based on a total of 6,520,313 shares of Common Stock outstanding on April 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q, plus approximately 2,608,125 shares which are to be issued pursuant to the rights offering.

(b) Mr. Jundt has sole voting and dispositive power with respect to 758,611 shares of the Common Stock (including 62,000 shares issuable upon exercise of warrants to purchase common stock and 379,978 shares, which is the approximate amount of shares issuable pursuant to the recently closed rights offering(as defined below)).

(c)    TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

           During March 2009, the Issuer commenced a rights offering of approximately 2.5 Million shares (the “Original Rights Offering”) and a $1.2 million private placement of notes and warrants (the “Note Offering”).  Mr. Jundt participated in the Rights Offering, subscribing for 127,853 shares.  He also participated in the Note Offering pursuant to which he purchased an aggregate of $620,000 of the notes and received an aggregate of 62,000 warrants to purchase Issuer common stock.  The terms of the Original Rights Offering provided that any shares of the offering that were not subscribed for would be offered to investors in the Note Offering.  The Original Rights Offering closed on June 5, 2009, with approximately 442,000 shares left unsubscribed. The unsubscribed shares will be offered on a pro rata basis to the participants in the Note Offering, with approximately 249,125 of such shares to be offered to Mr. Jundt.  Pursuant to Rule 13d-3(d)(1), the Reporting Person may be deemed to be the beneficial owner of such shares.

           (d)           Not applicable.

           (e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2009

/s/ James R. Jundt
James R. Jundt